Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As of March 31, 2026 (Unaudited)

Unofficial English translation of certain sections of the Company’s Q1/2026 Quarterly Report, for convenience purposes only.
The complete and binding report is the official Hebrew Annual Report published by the Company on the Tel Aviv Stock Exchange website.
In case of any discrepancy, the official and full Hebrew report shall prevail.
This unofficial translation does not constitute an offer, advice or invitation to make any transaction in the Company’s securities.

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

Table of Contents

Somekh Chaikin
Millennium Tower KPMG
17 Ha’Arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. and its subsidiaries, including the condensed consolidated interim statement of financial position as of March 31, 2026 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended.The Board of Directors and management are responsible for preparing and presenting financial information for this interim period in accordance with IAS 34, Interim Financial Reporting (hereinafter - “IAS 34”), and are also responsible for preparing financial information for this interim period under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for this interim period based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters which may have been identifiable in an audit.Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

May 19, 2026

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

Somekh Chaikin
Millennium Tower KPMG
17 Ha’Arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

May 19, 2026

To:

The Board of Directors of

OPC Energy Ltd. (hereinafter – the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2023:

(1)	Independent auditors’ review report of May 19, 2026 on the Company’s condensed consolidated financial information as of March 31, 2026 and for the three-month period ended on that date.

(2)
Independent auditors’ special report of May 19, 2026 on the Company’s separate interim financial information in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 as of March 31, 2026 and for the three-month period then ended.

Respectfully,

Somekh Chaikin

Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	March 31	March 31	December 31
	(2) 2026	(1) 2025	(1) 2025
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million

Current assets

Cash and cash equivalents	1,158	225	913
Trade receivables	122	77	137
Other receivables and debit balances	40	22	64

Total current assets	1,320	324	1,114

Non‑current assets

Long-term restricted deposits and cash	165	16	164
Long-term receivables and debit balances	31	43	118
Investments in associates	1,348	1,537	1,626
Long-term derivative financial instruments	13	11	13
Property, plant & equipment	2,398	1,129	1,380
Right‑of‑use assets and deferred expenses	332	174	200
Intangible assets	84	71	83

Total non‑current assets	4,371	2,981	3,584

Total assets	5,691	3,305	4,698

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)
The balances as of March 31, 2026 include the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of (cont.)

	March 31	March 31	December 31
	(2) 2026	(1) 2025	(1) 2025
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	67	23	41
Current maturities of debentures	77	63	76
Trade payables	103	74	127
Payables and credit balances	90	57	115

Total current liabilities	337	217	359

Non‑current liabilities

Long-term loans from banking corporations, financial institutions and others	1,506	612	1,004
Long-term debt from non-controlling interests	155	133	138
Debentures	475	413	510
Long-term lease liabilities	162	8	7
Other long‑term liabilities	67	3	6
Deferred tax liabilities	169	152	164

Total non-current liabilities	2,534	1,321	1,829

Total liabilities	2,871	1,538	2,188

Equity

Share capital	1	1	1
Share premium	2,015	1,152	1,759
Capital reserves	104	79	112
Retained earnings	168	74	156

Total equity attributable to the Company’s shareholders	2,288	1,306	2,028

Non‑controlling interests	532	461	482

Total equity	2,820	1,767	2,510

Total liabilities and equity	5,691	3,305	4,698

Yair Caspi	Giora Almogy	Ana Bernstein Schwartzman
Chairman of the Board of Directors	CEO	CFO

Approval date of the financial statements: May 19, 2026

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)
The balances as of March 31, 2026 include the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the three-month period ended March 31		For the year ended December 31
	(2) 2026	(1) 2025	(1) 2025
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million

Revenues from sales and provision of services	317	183	869
Cost of sales and services (excluding depreciation and amortization)	(245)	(139)	(655)
Depreciation and amortization	(24)	(17)	(67)

Gross income	48	27	147

Share in profits of associates	34	38	152
Compensation for loss of income	-	-	4
General and administrative expenses	(23)	(15)	(106)
Business development expenses	(2)	(1)	(4)
Other revenues (expenses), net	(17)	(3)	27

Operating profit	40	46	220

Finance expenses	(31)	(16)	(86)
Finance income	11	3	23

Finance expenses, net	(20)	(13)	(63)

Profit before taxes on income	20	33	157

Income tax expenses	(6)	(8)	(25)

Profit for the period	14	25	132

Attributable to:
The Company’s shareholders	12	18	100
Non‑controlling interests	2	7	32

Profit for the period	14	25	132

Earnings per share attributable to the Company’s owners

Basic and diluted earnings per share (in USD)	0.04	0.07	0.36

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)
The income statement for the three-month period ended March 31, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three-month period ended March 31		For the year ended December 31
	(2) 2026	(1) 2025	(1) 2025
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million

Profit for the period	14	25	132

Components of other comprehensive income (loss) which were recognized in comprehensive income were or will be carried to profit and loss

Effective portion of the change in the fair value of cash flow hedges	(21)	(1)	(2)
Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	-	-	(1)
Group’s share in other comprehensive loss of associates, net of tax	(7)	(16)	(62)
Classification to profit and loss due to the first-time consolidation of an associate	15	-	-
Tax on other comprehensive income (loss) items	2	(2)	17

Total other comprehensive loss which was recognized in comprehensive income and was or will be carried to profit and loss, net of tax	(11)	(19)	(48)

Items of other comprehensive income (loss) not transferred to profit and loss

Net exchange rate differences arising from translation of financial statements into presentation currency	5	(4)	67 (3)

Total other comprehensive income (loss), not carried to profit and loss	5	(4)	67

Other comprehensive income (loss) for the period, net of tax	(6)	(23)	19

Total comprehensive income for the period	8	2	151

Attributable to:
The Company’s shareholders	9	3	125
Non‑controlling interests	(1)	(1)	26
Comprehensive income for the period	8	2	151

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)
The statement of comprehensive income for the three-month period ended March 31, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026. For further details, see Note 6.

(3)	Mainly due to the strengthening of the NIS against the USD during 2025.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital		Share premium	Capital reserves	Hedge fund	Presentation currency translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	USD million		USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million
	(Unaudited)

For the three-month period ended March 31, 2026

Balance as of January 1, 2026	1		1,759	62	(24)	74	156	2,028	482	2,510

Issuance of shares (less issuance expenses)	**	-	255	-	-	-	-	255	-	255
Investments by holders of non-controlling interests in equity of subsidiary	-		-	-	-	-	-	-	54	54
Share-based payment	-		-	1	-	-	-	1	-	1
Exercised and expired options and RSUs	**	-	1	(1)	-	-	-	-	-	-
Other	-		-	(5)	-	-	-	(5)	(3)	(8)
Other comprehensive income (loss) for the period, net of tax	-		-	-	(8)	5	-	(3)	(3)	(6)
Profit for the period	-		-	-	-	-	12	12	2	14

Balance as of March 31, 2026	1		2,015	57	(32)	79	168	2,288	532	2,820

For the three-month period ended March 31, 2025 (*)

Balance as of January 1, 2025	1		1,151	70	18	7	56	1,303	458	1,761

Investments by holders of non-controlling interests in equity of subsidiary	-		-	-	-	-	-	-	4	4
Exercised and expired options and RSUs	**	-	1	(1)	-	-	-	-	-	-
Other comprehensive loss for the period, net of tax	-		-	-	(11)	(4)	-	(15)	(8)	(23)
Profit for the period	-		-	-	-	-	18	18	7	25

Balance as of March 31, 2025	1		1,152	69	7	3	74	1,306	461	1,767

(*) The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.
(**) Amount is less than USD 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital		Share premium	Capital reserves	Hedge fund	Presentation currency translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	USD million		USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million
	(Audited)
For the year ended December 31, 2025 (*)

Balance as of January 1, 2025	1		1,151	70	18	7	56	1,303	458	1,761

Issuance of shares (less issuance expenses)	**	-	599	-	-	-	-	599	-	599
Investments by holders of non-controlling interests in equity of subsidiary	-		-	-	-	-	-	-	15	15
Share-based payment	-		-	2	-	-	-	2	-	2
Exercised and expired options and RSUs	**	-	9	(9)	-	-	-	-	-	-
Dividend to non-controlling interests	-		-	-	-	-	-	-	(18)	(18)
Other	-		-	(1)	-	-	-	(1)	1	-
Other comprehensive income (loss) for the year, net of tax	-		-	-	(42)	67	-	25	(6)	19
Profit for the year	-		-	-	-	-	100	100	32	132

Balance as of December 31, 2025	1		1,759	62	(24)	74	156	2,028	482	2,510

(*) The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.
(**) Amount is less than USD 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the three-month period ended March 31		For the year ended December 31
	(2) 2026	(1) 2025	(1) 2025
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million
Cash flows from operating activities
Profit for the period	14	25	132
Adjustments:
Depreciation and amortization	25	18	73
Diesel fuel consumption	5	1	8
Finance expenses, net	20	13	63
Income tax expenses	6	8	25
Share in profits of associates	(34)	(38)	(152)
Other expenses (revenues), net	17	3	(27)
Proceeds in respect of development fees from the Basin Ranch Power Plant	-	-	28
Share-based payment transactions	5	-	43
	58	30	193

Changes in trade and other receivables	27	5	(66)
Payment under CPV Group’s profit participation plan	(70)	-	-
Changes in trade payables, service providers, payables and other long-term liabilities	(50)	13	74
	(93)	18	8

Dividends received from associates	21	16	100
Income taxes paid	(1)	-	(5)

Net cash provided by (used for) operating activities	(15)	64	296

Cash flows used in investing activities

Interest received	16	3	20
Change in restricted deposits and cash, net (2)	-	-	(146)
Acquisition of subsidiaries, net of cash acquired (3)	64	-	-
Investment in associates	(77)	(77)	(292)
Repayment of subordinated long-term loans to Valley	29	-	-
Purchase of property, plant, and equipment, intangible assets and deferred expenses	(126)	(13)	(116)
Advance payment in respect of acquisition of the remaining ownership stakes in Basin Ranch	-	-	(58)
Proceeds for repayment of partnership capital from associates	11	-	45
Other	(9)	-	12

Net cash used for investing activities	(92)	(87)	(535)

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.
(2)
The statement of cash flows for the three-month period ended March 31, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026. For further details, see Note 6.

(3)	In 2025 - mostly in respect of balances designated for the construction of the Basin Ranch power plant.
(4)	Regarding the first-time consolidation of the Shore and Basin Ranch power plants, for further details, see Notes 6A and 6B.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the three-month period ended March 31		For the year ended December 31
	(2) 2026	(1) 2025	(1) 2025
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million
Cash flows provided by financing activities
Proceeds of share issuance, less issuance expenses (3)	255	-	599
Proceeds of debenture issuance, less issuance expenses	-	-	152
Receipt of long-term loans from banking corporations and financial institutions, net	106	42	348
Receipt of long-term debt from non-controlling interests	15	1	5
Investments by holders of non-controlling interests in equity of subsidiary	54	4	15
Change in short-term loans from banking corporations, net	5	-	4
Interest paid	(29)	(16)	(53)
Dividend paid to non‑controlling interests	-	-	(18)
Repayment of long-term loans from banking corporations and others	(16)	(6)	(28)
Repayment of long-term loans from non-controlling interests	-	(8)	(18)
Repayment of debentures (4)	(38)	(29)	(153)
Other	(5)	(1)	1
Net cash provided by (used for) financing activities	347	(13)	854

Net increase (decrease) in cash and cash equivalents	240	(36)	615

Balance of cash and cash equivalents as of the beginning of the period	913	264	264

Effect of exchange rate fluctuations on cash and cash equivalent balances	5	(3)	34

Balance of cash and cash equivalents as of the end of the period	1,158	225	913

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.
(2)
The statement of cash flows for the three-month period ended March 31, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026. For further details, see Note 6.

(3)	For further details, see Note 7D.
(4)	For details regarding the partial early redemption of Debentures (Series B) in the third quarter of 2025, see Note 15C2 to the Annual Financial Statements.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 1 – GENERAL

Reporting entity

OPC Energy Ltd. (hereinafter – the “Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter – the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter – the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Company and its investees (hereinafter – the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For details regarding the Group’s operating segments during the Reporting Period, see Note 25 to the Financial Statements as of the date and for the year ended December 31, 2025 (hereinafter – the “Annual Financial Statements”).

As from the first quarter of 2026, subsequent to the completion of the acquisition of the remaining interests in the Shore power plant and the Basin Ranch power plant - which is under construction, as detailed in Note 6 below - the Company started to consolidate the said power plants in its consolidated financial statements. Through the above date, all of the Group's investments in natural gas-fired power plants in the United States were accounted for as investments in associates.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (hereinafter - “IFRS”)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) – “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on May 19, 2026.

B.	Functional and presentation currency

Further to the disclosures in Note 2B to the annual financial statements regarding the assessment of a change in the Company’s functional currency, as of January 1, 2026, the Company changed its presentation currency from NIS to the USD (hereinafter – “USD”), while at this stage, the functional currency remains without change. In the Company's opinion, the presentation of the financial statements in USD provides more relevant information to the users of the financial statements, due to, among other things, the continued growth and substantial increase in the volume of activity in the United States and the improvement of comparability with similar global companies.

The change in the presentation currency was accounted for retrospectively in accordance with the provisions of IAS 8 – "Accounting Policies, Changes in Accounting Estimates and Errors" - and IAS 21 – "The Effects of Changes in Foreign Exchange Rates". Accordingly, the financial data relating to the comparative periods have been restated to reflect the change in the presentation currency retrospectively, as follows:

1.	Assets and liabilities for each presented balance sheet date (including comparative data) were translated at the representative rate at the closing date of each balance sheet date.

2.
Revenues, expenses and other comprehensive income line items for each presented period were translated according to the exchange rates on the transaction dates (or according to the average exchange rate for the reporting periods, as an approximation of the exchange rates on the transaction dates).

3.	Equity line items (excluding translation reserve line item) have been translated based on historical exchange rates.

Translation differences arising from the presentation of the Financial Statements in USD are recognized in other comprehensive income and incurred as a separate component in equity (translation reserve for the presentation currency).

The change in presentation currency had no effect on the Group’s results, financial position, or cash flows, other than the manner in which they are presented.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

C.	Use of estimates and judgments

In preparing the Condensed Consolidated Interim Financial Statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, revenues and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

For details regarding extending the useful life of the Rotem Power Plant during the fourth quarter of 2025, see Note 2E1 to the Annual Financial Statements.

D.	Seasonality

The revenues of the Group companies from the sale of energy in Israel are mostly based on the load and time tariff (hereinafter – the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The year is broken down into three seasons: summer (June through September), winter (December, January and February) and transitional (March through May and October through November), with each season having a different tariff for each demand hour cluster.

In the United States, the electricity tariffs are not regulated and are affected by the demand for electricity, which is generally higher than average during the summer and winter; electricity tariffs are also materially affected by natural gas prices, which may generally be higher in winter than the annual average. In addition, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer, whereas in solar-powered projects solar radiation tends to be higher during the spring and summer months and lower during the fall and winter months.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The Group’s accounting policies in these Condensed Consolidated Interim Financial Statements are the same as the policies applied to the Annual Financial Statements, except for a change in the presentation currency, as stated in Note 2B above.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 4 – SEGMENT REPORTING

Further to that which is stated in Note 25 to the Annual Financial Statements, during the Reporting Period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring the results of the segments by the chief operating decision maker.

	For the three-month period ended March 31, 2026
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	181	387	17	56	(324)	317

EBITDA after proportionate consolidation[1]	44	88	11	(6)	(76)	61

Adjustments:
Share in profits of associates						34
General and administrative expenses at the US headquarters (not attributed to US segments)						(10)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(3)
Total EBITDA						82

Depreciation and amortization						(25)
Finance expenses, net						(20)
Other expenses, net						(17)
						(62)

Profit before taxes on income						20

Income tax expenses						(6)

Profit for the period						14

	For the three-month period ended March 31, 2025
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	146	216	13	25	(217)	183

EBITDA after proportionate consolidation	38	77	7	(2)	(84)	36

Adjustments:
Share in profits of associates						38
General and administrative expenses at the US headquarters (not attributed to US segments)						(5)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(2)
Total EBITDA						67

Depreciation and amortization						(18)
Finance expenses, net						(13)
Other expenses, net						(3)
						(34)

Profit before taxes on income						33

Income tax expenses						(8)

Profit for the period						25

[1]	For a definition of EBITDA following proportionate consolidation, see Note 25 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2025
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In USD million	(Audited)

Revenues from sales and provision of services	672	839	54	136	(832)	869

EBITDA after proportionate consolidation	177	318	30	(5)	(347)	173

Adjustments:
Share in profits of associates						152
General and administrative expenses at the US headquarters (not attributed to US segments)						(52)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(7)
Total EBITDA						266

Depreciation and amortization						(73)
Finance expenses, net						(63)
Other revenues, net						27
						(109)

Profit before taxes on income						157

Income tax expenses						(25)

Profit for the year						132

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 5 – REVENUES FROM SALES AND PROVISION OF SERVICES

Composition of revenues from sales and provision of services:

	For the three-month period ended March 31		For the year ended December 31
	2026	2025	2025
In USD million	(Unaudited)		(Audited)

Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	96	78	368
Revenues from energy sales to the system operator and other suppliers	15	14	52
Revenues for capacity services	10	9	41
Revenues from the sale of energy to the system operator, at cogeneration tariff	3	5	22

Revenues from sale of steam in Israel	4	4	17
Other revenues in Israel	-	-	1

Total revenues from sale of energy and others in Israel (excluding infrastructure services)	128	110	501

Revenues from private customers for infrastructure services	53	36	171

Total revenues in Israel	181	146	672

Revenues from the generation and sale of electricity (1) (Energy Transition)	84	-	-
Realization of derivatives in respect of hedging of electricity prices (1) (Energy Transition)	(30)	-	-
Revenues from capacity payments (1) (Energy Transition)	14	-	-
Revenues from sale of electricity (retail)	56	25	136
Revenues from provision of services and other	12	12	61

Total revenues in the US	136	37	197

Total revenues	317	183	869

(1)	As of January 2026, the Company consolidates the Shore Power Plant into its financial statements. For further details, see Note 6B.

 OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 6 - SUBSIDIARIES

A.	Acquisition of the remaining ownership interests in the Basin Ranch project (under construction)

Subsequent to that which is stated in Note 23E1 to the Annual Financial Statements - regarding the CPV Group’s engaging (through a wholly-owned subsidiary) in an agreement with the remaining partner in the Basin Ranch project (hereinafter - the “Seller”) to acquire the remaining 30% stake in the project (hereinafter - the “Acquisition Agreement”), such that following the completion of the transaction, the CPV Group shall wholly own (100%) the project - in February 2026, the acquisition agreement was completed, and as from that date, the project has been consolidated into the Company’s financial statements.

The total amount set in the Acquisition Agreement totals approx. USD 371 million, (2)as detailed in Note 23E1 to the Annual Financial Statements.

The acquisition transaction was accounted for as an asset acquisition transaction. For further details, see Note 3B3 to the Annual Financial Statements.

Following is the allocation of the total cost of investment totaling approx. USD 353 million (*) to assets and liabilities of Basin Ranch:

USD million
Property, plant and equipment	433
Loan from TEF (for details, see Note 9A)	(140)
Other long-term liabilities	(54)
Other cash and cash equivalents, assets and liabilities, net	117
Total	353

(*) The total said investment cost includes the consideration paid for the acquisition of the remaining stake (30%) in the Basin Ranch project and the added balance of investment in the associate (70%) as of the transaction completion date.

For details regarding material agreements of the Basin Ranch project, see Notes 9D4, 14B4 and 26B7 to the Annual Financial Statements.

 OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 6 - SUBSIDIARIES (cont.)

B.	Acquisition of the remaining ownership interests in the Shore power plant

Further to Note 23E2 to the Annual Financial Statements regarding CPV Group's engagement in an agreement to acquire the remaining interests (approx. 11%) in the Shore power plant from the remaining partner in consideration for an immaterial amount, in January 2026, the acquisition transaction was completed, such that following its completion, the CPV Group holds 100% of the interests in Shore, and as of that date, the power plant is consolidated in the Company's financial statements.

The Acquisition Transaction was accounted for as an asset acquisition transaction; for further details see Note 3B3 to the Annual Financial Statements.

Following is the allocation of the total cost of investment totaling approx. USD 173 million (*) to assets and liabilities of Shore:

USD million
Property, plant and equipment	518
Right‑of‑use asset	133
Bank loans	(295)
Lease liability	(171)
Derivative financial instruments	(15)
Other cash and cash equivalents, assets and liabilities, net	3
Total	173

(*) The total investment cost includes the consideration paid for the acquisition of the remaining stake (approx. 11%) in the Shore power plant and the balance of investment in the associate (approx. 89%) as of the transaction completion date.

Furthermore, on the Acquisition Transaction’s completion date, the Company recognized a (pre-tax) loss totaling approx. USD 15 million due to reclassification of capital reserves from other comprehensive income balances (mainly in respect of hedging of the spark spread) to profit and loss, which was included in the Other expenses line item.

For details regarding material agreements of the Shore Power Plant, see Notes 10C, 14B5 and 26B6 to the Annual Financial Statements.

[2]
Under the Acquisition Agreement, the CPV Group serves as the guarantor for future payments payable to the seller subsequent to the completion of the transaction. Furthermore, the seller is entitled to their share in the balance of future development fees in respect of the Project totaling approx. USD 18 million, which are expected to be paid on the Project’s commercial operation date.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 6 - SUBSIDIARIES (cont.)

C.	Signing an agreement for the acquisition of the remaining ownership interests in Maryland and disposal of the investment in Three Rivers

In March 2026, CPV Group entered into an acquisition agreement with the partner holding 25% of the remaining ownership interests in the Maryland power plant. In accordance with the agreement, in consideration for the partner's ownership interests in Maryland, CPV Group will transfer to the partner its ownership interests (10%) in the Three Rivers power plant and a cash amount, which is immaterial. The transaction was completed on May 12, 2026.

Upon completion of the transaction, CPV Group holds all interests in the Maryland power plant and concurrently it ceased to hold the Three Rivers power plant. As of this date, the Maryland Power Plant will be consolidated into the Company's financial statements.

The Acquisition Transaction will be accounted for as an asset acquisition transaction; for further details see Note 3B3 to the Annual Financial Statements.

Following is the allocation of the total cost of investment amounting to approx. USD 364 million (*) to Shore’s assets and liabilities:

USD million
Property, plant and equipment	653
Bank loans	(265)
Derivative financial instruments	(40)
Other assets, net	16
Total	364

(*)
The total investment cost includes the consideration paid for the acquisition of the remaining stake (25%) in the Maryland power plant and the balance of investment therein (75%) as of the transaction completion date.

Furthermore, on the Acquisition Transaction’s completion date, the Company will recognize the following: (1) A loss (before tax) totaling approx. USD 28 million due to reclassification of capital reserves from other comprehensive income balances (mainly in respect of hedging of the spark spread) to profit and loss; (2) A (pre-tax) capital gain from the sale of the Company’s interests in Three Rivers totaling approx. USD 9 million.

Following is information regarding material agreements of the Maryland power plant:

1.
On May 31, 2013, Maryland entered into a natural-gas transmission agreement under which Maryland secured a capacity of up to 132,000 MMBtu per day. The agreement term is 20 years and Maryland has the option to extend it by a further five years. The transmission service tariffs under the agreement are based, among other things, on various cost components which are subject to periodic regulatory approvals and also include variable components charged in accordance with actual usage of transmission services. The estimated cost under the agreement from the date of Maryland’s consolidation in the Company’s financial statements through the end of the agreement term (excluding the option period), is approx. USD 49 million.

2.
On August 8, 2014, Maryland entered into a service agreement with its main equipment manufacturer for the provision of maintenance services for the combustion turbines. The term of the agreement is 20 years as from 2014 or earlier, if specific milestones will be achieved, which are based on use and wear and tear. In consideration for the maintenance services, Maryland pays fixed and variable payments as from the date set in the agreement. The estimated cost under the agreement from the date of Maryland’s consolidation in the Company’s financial statements through the end of the agreement term, is approx. USD 63 million.

3.	See Note 7A2 below regarding the senior finance agreement.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the Reporting Period

1.	Finance agreement with Bank Leumi in the CPV Group

Further to Note 14B3b regarding the signing of a finance agreement between CPV Group and Bank Leumi le-Israel B.M. for the purpose of obtaining a USD 300 million loan, to finance some of CPV Group's share in the equity required for the Basin Ranch project, following the engagement in an agreement for the acquisition of the remaining ownership interests in the project - as stated in Note 6A above - which was finalized in February 2026, in January 2026 CPV Group and Bank Leumi entered into an amendment to the finance agreement, the primary purpose of which was a USD 130 million increase in the loan amount.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the reporting period (cont.)

2.	Project finance agreement (senior debt) in the Maryland Power Plant (shall be consolidated in the Company's financial statements as from the second quarter of 2026)

In 2021, Maryland entered into a finance agreement, as amended from time to time, the principal terms of which are set forth below:

Loan provision date	May 11, 2021

Credit amount
Long-term loan (as of the debt origination date) - USD 350 million.

Revolving ancillary credit facilities (working capital and letters of credit) - USD 100 million.

As of the financial statements date, the balance of the long-term loan totals approx. USD 212 million and the balance of the utilized revolving credit facilities totals approx. USD 31 million (mostly utilized for letters of credit and working capital withdrawals).

Interest rate as of the report date	Long-term loan: Interest based on SOFR plus a 3.25% spread. Revolving borrowing base facilities: Interest is based on SOFR plus a 2.75% spread. Non-utilization fee (annual): 0.5%.

Amortization schedule of the principal and interest
The final repayment date of the long-term loan is May 2028 and that of the ancillary credit facilities - November 2027.

The frequency and scope of repayment of the long-term loan principal vary until the final repayment date, in accordance with a combination of a mandatory amortization schedule and a repayment mechanism based on a quarterly leverage ratio, with a cash sweep of 50% to 75%.

Pledges	A first degree, senior, fixed and secured pledge on the project, its assets and the rights arising therefrom.
Default financial covenants and causes for repayment
The finance agreement includes grounds for repayment that are standard in agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, non‑payment events, non‑compliance with certain covenants and obligations, various default events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for availability and electricity – all in accordance with and subject to the terms and conditions, definitions and remedial periods detailed in the amendment to the finance agreement.

Furthermore, it is required to maintain a historical debt service coverage ratio (DSCR) of 1:1 over the past four quarters.

As of the Report date, the historical debt service coverage ratio stands at x8.3.

Other key conditions (including certain collateral)
The execution of a distribution is subject to the project company’s compliance with several conditions and covenants, including compliance with the requirements for reserves and that no grounds for repayment or a breach event in accordance with the finance agreement have taken place.

3.
Further to Note 14B5 to the Annual Financial Statements, in May 2026, Shore's finance agreement was amended such that the interest spread on the long-term loan (Term Loan B) was reduced from 3.75% to 3.25%.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

4.	Short-term credit facilities:

As of the report approval date, the Company and OPC Israel have binding short-term credit facilities from Israeli banking corporations in effect as of various dates, most of which are during the second half of 2026. For details regarding the terms and conditions of the credit facilities, see Note 14B3 to the Annual Financial Statements. Following is information regarding the amounts of the binding facilities and their utilization as of the report date (in USD million):

	Facility amount	Utilization as of the report date (2)	Utilization immediately prior to the report approval date (1) (2)

Company	95	-	-
OPC Israel	95	1	1
The Company for the CPV Group (3)	165	98	114
CPV Group(3)	170	157	163
Total	525	256	278

(1)	Mostly for the purpose of letters of credit and bank guarantees.
(2)	The facilities provided for CPV Group are backed with a Company guarantee.

Furthermore, as of the report date, non-binding credit facilities from banking corporations and financial institutions were utilized for the purpose of issuing letters of credit and bank guarantees in Israel totaling approx. USD 109 million (approx. NIS 344 million) and in the USA - totaling approx. USD 72 million (guaranteed by the Company). Immediately prior to the report approval date, approx. USD 135 million (approx. NIS 401 million) was utilized in Israel, and in the - approx. USD 80 million (guaranteed by the Company). The utilization of non-binding facilities is subject to the discretion of any financing entity on a case by case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

5.
Subsequent to the report date, in May 2026, Midroog reiterated the ratings of the Company and its debentures at A1.il, and revised the rating outlook from stable to positive. The change in the rating outlook reflects the strengthening of the Company's financial profile against the background of a significant strengthening of the capital base and a continuous improvement in the results of the US Natural Gas Segment.

6.
Subsequent to the report date, on May 19, 2026, the Company's Board of Directors approved a partial early redemption of the Debentures (Series B) totaling approx. USD 70 million (approx. NIS 200 million), the partial early redemption date was set for June 7, 2026. The partial early redemption is not expected to have a material effect on profit and loss.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

B.	Changes in the Group’s material guarantees:

Further to Note 14C to the Annual Financial Statements, following are details on the main changes which took place during the Reporting Period in the bank guarantee amounts given by Group companies to third parties:

	As of March 31, 2026	As of December 31, 2025
	USD million	USD million

In respect of operating projects in Israel	62	59
For projects under construction and development in Israel	23	29
In respect of the filing of a bid in the Sorek tender	16	16
For virtual supply activity in Israel	12	10
In respect of projects under construction and development in the US (CPV Group) (2)	41	50
For the Basin Ranch Project (1)	265	219
In respect of operating projects in the US Renewable Energies and Other Segment (1)	21	21
Total	440	404

(1)	Immediately prior to the report approval date, the bank guarantee provided in favor of the system operator was increased by approx. USD 19 million (approx. NIS 57 million) due to seasonality.

(2)	Out of the Company's facilities or guaranteed by the Company.

(3)
Subsequent to the financial statements’ date, additional bank guarantees were provided with respect to gas-fired projects under development with carbon capture potential totaling approx. USD 20 million.

For details regarding the utilization of bank guarantees under the finance agreements for the Shore and Maryland power plants, see Notes 14B5 to the Annual Financial Statements and Note 7A2.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants:

Further to that which is stated in Note 15C to the Annual Financial Statements, following are the financial covenants attached to Debentures (Series B, C and D), as defined in the deeds of trust, and the actual amounts and/or ratios as of March 31, 2026:

Ratio	Required value – Series B	Required value – Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes – 11)	Will not exceed 13 (for distribution purposes – 11)	2.9
The Company shareholders’ equity (“separate”)	Will not fall below NIS 250 million (for distribution purposes – NIS 350 million)
With respect to Debentures (Series C): will not fall below NIS 1 billion (for distribution purposes – NIS 1.4 billion)

With respect to Debentures (Series D): will not fall below NIS 2 billion (for distribution purposes – NIS 2.4 billion)
			Approx. NIS 7,242 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes: 30%)	80%
The Company’s equity to asset ratio (“consolidated”)	--	Will not fall below 17%	50%

(1)	The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.

(2)	Adjusted EBITDA as defined in the deeds of trust.

As of March 31, 2026, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants: (cont.)

Further to Note 14 to the Annual Financial Statements, following are the financial covenants, as defined in the said note, which apply to Group companies in connection with their finance agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of March 31, 2026:

Financial covenants	Breach ratio	Actual value
Covenants applicable to OPC Israel with respect to the corporate finance agreements[9]
OPC Israel’s equity capital	Will not fall below NIS 1,100 million	Approx. NIS 2,134 million
OPC Israel’s equity to asset ratio	Will not fall below 20%	37%
OPC Israel’s ratio of net debt to EBITDA	Will not exceed 8	4.2
Covenants applicable to Hadera in connection with the Hadera Finance Agreement
Minimum expected DSCR	1.10	1.14
Average expected DSCR	1.10	1.63
LLCR	1.10	1.63
Covenants applicable to the Company in connection with binding credit facilities with Israeli banking corporations[10]
The Company shareholders’ equity (“separate”)	Will not fall below NIS 1,200 million	Approx. NIS 7,242 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 30%	80%
The Company’s net debt to EBITDA ratio	Will not exceed 12	2.9
Covenants applicable to the CPV Group in connection with finance agreement facilities with Bank Leumi
Equity attributable to the shareholders of the CPV Group	No less than USD 750 million	Approx. USD 1,931 million
CPV Group’s EBITDA to net debt ratio	Will not exceed 7	3.1
Covenants applicable to the CPV Group in connection with a project finance agreement in the Shore Project
Historical DSCR	1.10	1.96

As of March 31, 2026, the Group companies comply with the said financial covenants.

D.	Capital raising

In March 2026, the Company issued to qualified investors 8,000,000 ordinary shares. The gross proceeds of the issuance totaled approx. USD 257 million (NIS 800 million) and the issuance expenses totaled approx. USD 2 million (approx. NIS 5 million). Qualified Investors who participated in the issuance include Menora Mivtachim Holdings Ltd. and Harel Insurance Investments & Financial Services Ltd. (which were interested parties in the Company as of the issuance date).

Prior to the private placement, the parent company held approx.  47.04% of the Company's share capital, and subsequent to the completion of the private placement, the parent company’s holding rate was approx. 45.83% of the Company's share capital.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

E.	Equity compensation plans

1.	Allocations of offered securities in the Reporting Period:

Offerees and allotment date	No. of options at the grant date (in thousands)	Average fair value of each option at the grant date (in NIS)	Exercise price per option (in NIS, unlinked)	Standard deviation (1)	Risk-free interest rate (2)	Cost of benefit (in USD thousand) (3)

Officer, March 2026 (*)	37	37.91	94.67	30.6%-31.8%	3.46%-3.51%	Approx. 453

 (*) In addition, 4,431 RSUs were awarded.

(1)	The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(2)	The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

(3)	This amount will be recorded in profit and loss over the vesting period of each tranche.

The offered securities are by virtue of the option plan as set out in Note 16B to the Annual Financial Statements, and include identical terms and conditions and provisions.

2.	Exercise of options and issuance of shares:

During the reporting period, the Company issued approx. 200 thousand ordinary shares as a result of the exercise of approx. 274 thousand options. In addition, the Company issued approx. 7 thousand ordinary shares following the vesting of RSUs.

F.	Profit-sharing plan for CPV Group employees

Further to that which is stated in Note 16C to the Annual Financial Statements regarding a profit-sharing plan for CPV Group employees, the entire plan vested in January 2026 (at the end of five years from CPV Group’s acquisition date), and according to the exercise notices received, a total of approx. USD 70 million was paid to the CPV Group’s employees in March 2026.

In January 2026, a new compensation plan was approved, under which the award of new participation units is expected (hereinafter – the “New Plan”); the New Plan is based mainly on conditions similar to those of the 2021 Plan, mutatis mutandis, including, among other things, the cancellation of the option of partial exercise before the end of five years (except under certain circumstances such as a change of control, as defined in the New Plan), and the addition of a certain hurdle rate to the investment amounts. The New Plan is expected to be allocated by the end of the second quarter of 2026 (the vesting period begins in January 2026), and the total award is expected to represent approx. 5.8% of the profit participation rights (as of the New Plan Approval Date).

The new plan is classified as a cash-settled share-based compensation plan. As of the report date, the Plan’s fair value was estimated at approx. USD 46 million, using an option pricing model (OPM), based on a standard deviation of 34% and a risk-free interest rate of 3.8%.

As of the report date, out of the total fair value of the Plan and taking into account the vesting period, the Group recognized a liability of approx. USD 4 million which was included in Other long-term liabilities line item.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES

A.	Agreements

1.	Ramat Beka Project in Israel (in advanced development)

A.
In February 2026, OPC Ramat Beka entered into an engineering, procurement and construction agreement (EPC) for the construction of a substation (private substation) and a switching station with a total capacity of approx. 970 MW, designed to convert the voltage of the electricity generated in the Ramat Beka Project to the electrical grid, at a total of approx. USD 100 million (approx. NIS 310 million).

The Agreement includes customary provisions for agreements of this type, including collateral, payment execution terms and conditions, the work schedule, warranty periods, and limitations on the contractor’s liability.

Furthermore, it was stipulated that OPC Ramat Beka may terminate the Agreement before a notice to proceed was issued, and the contractor may terminate the Agreement if a notice to proceed was not issued within the period set in the Agreement, all subject to a certain payment to the contractor, as stipulated in the Agreement and in accordance with the circumstances.

The commencement of the construction work in the project area depends, among other things, on the completion of the project’s financial closing, receipt of the required permits and regulatory approvals, and fulfillment of additional conditions as detailed in the Agreement. As of the Report approval date, there is no certainty as to the completion of the abovementioned processes.

B.
On April 16, 2026, OPC Ramat Beka entered into an Engineering, Procurement, and Construction (EPC) agreement for the construction of a photovoltaic power plant with an estimated installed capacity of up to approx. 600 MW, totaling approx. USD 160 million (approx. NIS 500 million).

The Agreement includes customary provisions for agreements of this type, including collateral, payment execution terms and conditions and dates, work schedule, warranty periods, agreed-upon capped compensation, and limitations on the contractor’s liability.
In addition, it was determined that the Project Company may terminate the Agreement prior the issue of the notice to proceed (NTP), and the Contractor may terminate it if no NTP had been issued within the period set in the agreement, all while paying a certain amount as stipulated in the Agreement, as the case may be. The commencement of the construction work in the project area depends, among other things, on the completion of the project’s financial closing and on receipt of the required permits and regulatory approvals. The Company estimates the payments under the Agreement, through the NTP date, to total to immaterial amounts.

2.	The Hadera Expansion project in Israel (in advanced development)

In February 2026, OPC Hadera Expansion Ltd. (hereinafter - “Hadera Expansion”) Hadera Expansion and GE Vernova (hereinafter in this section - the "Supplier”) entered into an agreement for the supply of the Hadera Expansion power plant’s primary equipment, including the gas and steam turbines and ancillary equipment (hereinafter in this section - "Equipment Supply Agreement") and a maintenance agreement with respect to the abovementioned equipment. Under the Equipment Supply Agreement, the Supplier undertook, inter alia, to supply the main equipment in accordance with the agreed timetable and terms. Furthermore, the Equipment Supply Agreement includes certain provisions regarding the equipment’s performance, guarantees, caps and limitation of liability and Supplier warranty in respect of the equipment (which are capped and subject to the prescribed circumstances, terms and conditions). In accordance with the Equipment Supply Agreement, Hadera Expansion undertook to pay the total agreement consideration - on different scheduled dates, some of which had already been made as of the Report approval date (with the total amount paid estimated at tens of millions of euros). The said total consideration is currently estimated at approx. 20% of the project’s estimated cost, which is - as of the Report date - USD 1.5-1.6 billion (approx. NIS 4.8-5.2 billion).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 8 – COMMITMENTS, CONTINGENT AND OTHER LIABILITIES (cont.)

B.	Contingent liabilities

Subsequent to the report date, in May 2026, the Hadera Municipality issued a payment demand in respect of an betterment levy, together with an assessment totaling approx. USD 67 million (approx. NIS 194 million) with respect to the exercise of the rights by virtue of NIP 20B by way of issuing a building permit for the Hadera Expansion power plant construction project (hereinafter - the "Project" and the "Assessment", respectively).

The issuance of the building permit for the Project (which is required to obtain the Israeli Electricity Authority's approval for financial closing) is subject to the conditions set in the March 2026 building permit, including the settlement of the betterment levy payment. The Company intends to settle the payment demand in the coming days, such that 50% of the Assessment amount will be paid in cash and the remaining balance will be secured by a bank guarantee in favor of the Hadera municipality.

The Company disputes the Assessment amount, which constitutes only an initial assessment, and therefore the settlement of the payment and provision of the abovementioned guarantee will be carried out under protest, so as not to advance the project. The Company, together with its legal counsel, is preparing to appeal the Assessment amount. As of the report approval date, and taking into account this being an initial assessment and the anticipated appeal process, the Company is unable to reliably estimate the final appreciation levy amount.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying values of certain financial assets and financial liabilities, including cash and cash equivalents, restricted deposits and cash, trade receivables, other receivables, trade payables and other payables of the Group are the same as or approximate to their fair values. The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As of March 31, 2026
	Carrying value (1)	Fair value
In USD million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	1,406	1,436
Loan from TEF (Level 2) (*)	168	169
Loans from non‑controlling interests (Level 2)	155	156
Debentures (Level 1)	553	550
	2,282	2,311

	As of March 31, 2025
	Carrying value (1)	Fair value
In USD million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	636	636
Loans from non‑controlling interests (Level 2)	136	136
Debentures (Level 1)	477	460
	1,249	1,232

	As of December 31, 2025
	Carrying value (1)	Fair value
In USD million	(Audited)	(Audited)
Loans from banking corporations and financial institutions (Level 2)	1,046	1,060
Loans from non‑controlling interests (Level 2)	138	140
Debentures (Level 1)	592	591
	1,776	1,791

(1)	Including current maturities and interest payable.

(2)
With respect of the construction of the Basin Ranch project, a loan was received from TEF on favorable conditions, bearing a nominal interest rate of 3%. The carrying value of the loan and its fair value for disclosure purposes as of the financial statements’ date, were calculated by discounting the cash flows at a market interest rate of approx. 7.2%, reflecting the interest rate for loans provided on similar terms but without favorable conditions. As of the report date, the loan’s par value is approx. USD 256 million. The difference between the outstanding par value of the loan and its carrying value of approx. USD 88 million constitutes the discount balance, which was created upon initial recognition; this amount is amortized to the income statement as finance expenses over the loan term, using the effective interest method. For additional information, see Notes 3E4 and 14B4 to the Annual Financial Statements.

For details regarding the Group’s risk management policies, including entering into derivative financial instruments as well as the manner of determining the fair value, see Note 21 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS (cont.)

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using an valuation method.
The evaluation techniques and various levels were detailed in Note 21 to the Annual Financial Statements.

	As of March 31		As of December 31
	2026	2025	2025
In USD million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting
CPI swap contracts (Level 2)	13	11	(1)13

Total	13	11	13

Financial liabilities
Derivatives used for hedge accounting
Forwards on exchange rates	(4)	-	-
Interest rate swaps - SOFR (Level 2) (2)	(1)	-	-
Energy margin hedges (Level 2) (2)	(32)	-	-

Total	(37)	-	-

(1)	The nominal NIS-denominated discount rate range in the value calculations is 3.9%-4.5% and the real discount rate range is 1.3%-2.1%.

(2)	Due to first-time consolidation of the Shore Power Plant. For details, see Note 6B above.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	General

1.
Further to Note 1 to the Annual Financial Statements, on February 28, 2026, there was a significant escalation in regional geopolitical conditions, upon the outbreak of a substantial large-scale military conflict between Israel and US military forces on the one hand and Iran on the other hand, which also involves Iranian attacks on other countries in the Middle East (hereinafter - "Operation Lion's Roar"). As part of the Operation, inter alia, air routes in Israel were suspended, a general state of emergency was declared across the Israeli home front - limiting activities in the public sphere, and a large-scale reserve mobilization was carried out.

During Operation Lion's Roar, all gas rigs (including the Karish Reservoir) were shut down for varying periods of time; as of the Report approval date, the three gas reservoirs have been fully reactivated. With regard to the Tamar gas reservoir, it was shutdown only for a few days at the beginning of Operation Lion's Roar such that when it was operated all of the Company's gas needs were met; some of the gas was acquired a price higher than the alternative price from the Karish Reservoir with an immaterial effect as of the report approval date. In addition, in light of the state of emergency declared in Israel, there has been some decline in demand for a short period of time, the effect of which is immaterial. In addition, force majeure notices were received from suppliers and contractors alongside limited availability of work teams and foreign experts at the activity sites in Israel, including for the Sorek 2 site (which is currently under delivery inspections).

On April 8, 2026, a temporary ceasefire with Iran was declared and the naval blockade on the movement of oil and natural gas tankers in the Strait of Hormuz continued. On April 17, 2026, a temporary ceasefire was declared in Lebanon, and as of the report approval date Hezbollah's attacks from Lebanon continue; accordingly, some of the state of emergency restrictions in northern Israel were reinstated.

As of the report approval date, the Company believes that Operation Lion’s Roar did not have a material effect on its business activity and/or financial results. However, as of the report approval date, there is a substantial concern over a renewed escalation of the conflict with Iran and the intensification of the fighting in Lebanon.

The abovementioned events involve significant uncertainty and may adversely affect the macroeconomic environment, including adversely affect the Israeli economy’s robustness. The deterioration in the security situation may have an adverse effect on the Group’s activities in Israel, activities of the Company's customers and suppliers in Israel, as well as adversely affect the Group's operating results, the availability and cost of capital and sources of financing required by the Group.

Therefore, as of the report approval date, it is impossible to assess the effect of the above on the Group and its results of operations, if any, in the short and medium term.

2.
In the three-month period ended March 31, 2026 and 2025, the Group acquired property, plant & equipment totaling approx. USD 1,029 million and approx. USD 5 million, respectively, including property, plant & equipment acquired under the first-time consolidation of the Shore and Basin Ranch power plants in the reporting period totaling approx. USD 951 million.

3.	For details regarding completing the transactions to acquire the remaining interests in the Maryland Power Plant and to dispose of the investment in the Three Rivers Power Plant, see Note 6C.

4.	For further details regarding developments in credit from banking corporations and others, debentures, guarantees and equity in the Reporting Period and thereafter, see Note 7.

5.	For further details regarding developments in commitments, claims and other contingent liabilities during the Reporting Period and thereafter, see Note 8.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2026 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.	OPC Israel

Further to Note 10B5 to the Annual Statements regarding the Ramat Beka Project, in January 2026, the National Infrastructures Committee approved a plan for a consolidated project for both tenders and after the lapse of the period during which no request was received for a discussion by the Government, on March 17, 2026, the Government-approved plan (dated March 16, 2026) was published in the Official Gazette. Accordingly, the remaining bid amount (80%), totaling approx. NIS 1.1 billion (with added VAT), is expected to be paid 90 days after the plan’s final approval date, which was received - as stated above - during March 2026.

C.	CPV Group

1.	Further to Note 23A3 to the Annual Financial Statements, following is information regarding investment undertakings and provision of loans by OPC Power’s partners (in USD million):

	Immediately prior to the report approval date	As of March 31, 2026	As of December 31, 2025

Total investment undertakings and loan provision (a)(b)	1,805	1,805	1,535
Utilization (c)	(1,805)	(1,805)	(1,535)
Balance of investment undertakings and loan provision	-	-	-

A.
Following the construction commencement of the Basin Ranch project, completion of transactions for the acquisition of ownership interests in the Basin Ranch and Shore power plants, and the signing of an agreement to increase ownership interests in the Maryland power plant as described in Note 6, during the reporting period, the investment undertakings and the shareholder loans undertakings of all partners were increased by approx. USD 270 million.

B.
The said amounts do not include: (1) an additional investment commitment for backing guarantees which were or will be provided for the purpose of development and expansion of projects – each partner based on its pro rata share in the partnership, for a total of approx. USD 75 million. (2) Investment undertakings approved during the reporting period totaling approx. USD 232 million (in addition to those stated in Section A above), which may be exercised through June 2031, in respect of securing letters of credit provided by the Company/backed by a Company guarantee with respect to the construction of the Basin Ranch project as described in Note 14C to the Annual Financial Statements.

C.
In the Reporting Period, the Company and non-controlling interests (both directly and indirectly) made equity investments in the Partnership and advanced loans totaling approx. USD 206 million and approx. USD 64 million, respectively.

2.	Dividends and capital distributions from associates

During the Reporting Period, the CPV Group received dividends and capital distributions from associates totaling approx. USD 33 million. Out of the amount received during the Reporting Period, approx. USD 15 million were received from Valley, and approx. USD 7 million were received from Towantic.